Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-123689

May 10, 2006

WELLS FARGO & COMPANY

€600,000,000 4.000% Notes Due May 17, 2011

Issuer:	Wells Fargo & Company

Title of Securities:	4.000% Notes Due May 17, 2011

Aggregate Principal Amount Offered:	€600,000,000

Trade Date:	May 10, 2006

Settlement Date (T+5):	May 17, 2006

Maturity Date:	May 17, 2011

Coupon:	4.000%

Interest Payment Dates:	Annually on each May 17 and at maturity

First Interest Payment Date:	May 17, 2007

Price to Public (Issue Price):	99.804%, plus accrued interest, if any, from May 17th, 2006

Underwriting Discount (Fees):	0.20%

All-in Price (Net of Underwriting Discount):	99.604%

Net Proceeds:	€597,624,000

Benchmark:	DBR 5.25% due 01/04/2011

Benchmark Yield:	3.737%

Benchmark Mid-Swap Rate:	3.934%

Re-Offer Spread to Benchmark:	30.7 basis points

Re-Offer Spread to Mid-Swaps:	11 basis points

Re-Offer Yield:	4.044%

Bookrunners (45.5% each):	Citigroup Global Markets Limited UBS Limited

Co-Managers (3% each):	Barclays Bank PLC DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main J.P. Morgan Securities Limited

Documentation:	SEC Registered

Listing:	Unlisted

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-858-5407 or 1-888-722-9555.